NEXPOINT SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2024

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SEC FILE NUMBER
8-69128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nexpoint Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Crescent Court, Suite 700
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	631-400-4720	srussell@cxgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 W 50th St	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Holt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nexpoint Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Hailey Camille Soto
My Commission Expires
12/27/2025
Notary ID
130295278

Notary Public

Signature:

Title:
COO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEXPOINT SECURITIES, INC.

December 31, 2024



Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

Stockholder and Owners
NexPoint Securities, Inc.
Dallas, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NexPoint Securities, Inc. (the Company) as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Forvis Mazars, LLP

New York, New York
February 28, 2025

NEXPOINT SECURITIES, INC.

Statement of Financial Condition

As of December 31, 2024

(In Thousands)

Assets

Cash and cash equivalents		4,226
Investment in marketable security, at fair value (cost $888)		342
Receivables from affiliates		889
Income tax receivable		224
Prepaid expenses		88
Deferred tax asset		75
Total assets	$	5,844

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	186
Amounts payable on behalf of the 12b-1 Plan		45
Payable to affiliates		267
Taxes payable		176
Accrued and other liabilities		1,408
Total liabilities		2,083
Stockholder's equity		3,761
Total liabilities and stockholder's equity	$	5,844

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2024

in Thousands

1. **Organization and Nature of Business**

NexPoint Securities, Inc. (fka Highland Capital Funds Distributor, Inc.) (Company), a Delaware Corporation, is a wholly-owned subsidiary of Nexpoint Asset Management, L.P. (fka Highland Capital Management Fund Advisors, L.P.) (NAMLP), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is the distributor and underwriter of the mutual funds advised by NAMLP and closed-end funds, a non-traded business development company, multiple Delaware statutory trusts (DSTs) and other funds advised by NexPoint Advisors L.P. (NPA). The Company is the distributor of fixed annuity products by Nexannuity Holdings, Inc.(Nexannuity). The Company does not engage in direct transactions with investors. The primary business activities of the Company are underwriting, wholesale fund marketing and distribution activities.

2. **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2024, the Company held cash balances at a certain financial institution in excess of the federally insured limit of 3,976. The Company regularly monitors the credit quality of the institution.

Investment in Marketable Security

Investment in marketable security is carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Operations in the period they occur.

Notes to Financial Statements

December 31, 2024

in Thousands

Recognition of Revenue

The Company applies the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. Marketing and administrative services fees, dividends and other income are not within the scope of ASC 606.

Managing Broker Dealer Fees

The largest concentration of revenue during 2024 was received from the following customers: Nexpoint Real Estate Finance Inc, Nexpoint Semiconductor DST and Nexpoint Storage V DST. These customers accounted for approximately 56%, 13% and 10% respectively.

As the underwriter of various mutual funds and DSTs, the Company receives Managing Broker Dealer Fees. The performance obligation related to the transfer of underwriter services is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to managing broker dealer fees are immaterial.

Commission Fees on Insurance Products

As the distributor of fixed annuity products, the Company receives Commission Fees. The performance obligation related to distribution is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to commission fees are immaterial.

Marketing and Administrative Service and Shared Service Fees

Revenues for service related activities with affiliates, are recognized as provided and recorded at each month end under the terms of each service level agreement. Payments are made as a part of the monthly inter company billing process.

12b-1 Fees

As the principal underwriter of the shares of the funds, the Company recognizes and records 12b-1 fees each month under the terms of the 12b-1 distribution plan. The Company records a receivable when revenue is recognized prior to payment.

Receivable from Affiliates

The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on current expected credit losses, including reviewing historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense.

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2024

in Thousands

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold in Thousands are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2024, the Company had a net deferred tax asset of $75.

The Company is subject to U.S. federal income tax examinations by tax authorities for the year 2020 forward.

Segment Reporting

The Company identifies and discloses its reporting segment(s) in accordance with ASC 280, Segment Reporting. In applying this guidance, the Company first identifies its operating segment(s) from the component(s) where: (1) it engages in business activities from which it may recognize revenue and incur expenses, (2) its operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (3) its discrete financial information is available. Reportable segments are generally those operating segments that meet certain quantitative thresholds. The Company has determined it has one reportable segment: Nexpoint Securities, Inc. (NSI)

3.   **Investment in Marketable Security**

Detailed below is a summary of the Company's held for trading investment at December 31, 2024:

	Cost	Fair Value
Mutual Fund	$ 888	$ 342
Total Investment	$ 888	$ 342

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2024

in Thousands

4.   <u>**Fair Value of Financial Instruments**</u>

Fair Value Measurement

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2024, the Company's investments consisted entirely of the same mutual fund which is publicly traded.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. The Company's investment at December 31, 2024 is classified as a Level 1 position.

5. **Income Taxes**

The components of deferred tax assets and liabilities are as follows:

Deferred Tax Assets		
Net operating loss		-
Capital assets		90
Accrued expenses, net		75
Total deferred tax assets		165
Valuation allowance		90
	$	75

6. **Related Party Transactions**

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021, with NAMLP, a related party. During the term of the Agreement, NAMLP will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and NAMLP, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2024, the Company was allocated and expensed approximately $481, which is included in "Shared services expenses" on the accompanying Statement of Operations. As of December 31, 2024, the Company has approximately $43 outstanding to NAMLP which is included in the "Payable to affiliates" in the accompanying Statement of Financial Condition.

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021 with NPA, a related party. During the term of the Agreement, NPA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The Company pays NPA a fixed amount each month as a good faith estimate of services rendered, which was agreed upon by both parties. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. As of December 31, 2024, the Company has $66 outstanding to NPA.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of NAMLP and NPA. The actual cost of certain services is allocated, plus an applicable margin, and is billed monthly. As of December 31, 2024, the Company has a liability of approximately $22 due from NAMLP and NPA, which is included in "receivables from affiliates" in the accompanying Statement of Financial Condition.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NPA's DSTs and other registered products. A significant portion of the Company's income is derived from managing broker dealer fees collected in relation to serving as the principal underwriter. As of December 31, 2024, $4 dealer manager fees were due to NSI.

The Company serves as the distributor of NexAnnuity retirement products. A significant portion of the Company's income is derived from commission fees collected in relation to serving as the distributor. As of December 31, 2024, $7 of commission fees were due to NSI.

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2024

in Thousands

The Company has entered into a Producer Agreement with Advisors Equity Group LLC (AEG). During the term of the agreement the company shall solicit and service insurance contracts to be placed through AEG. As of December 31, 2024, the Company had no receivable outstanding from AEG.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

During 2024, NSI distributed no capital, and received no capital from its parent.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2024, approximately $576 in reimbursable expenses were due from various affiliated funds and entities for these expenses, and approximately $49 was due from the 12b-1 plan. These are included in "Receivables from affiliates" in the accompanying Statement of Financial Condition.

A summary of receivables from and payables to affiliates at December 31, 2024 is as follows:

Receivables from affiliates:	
12b-1 fees	$ 49
Marketing and administration services due from NPA	105
Due from other affiliated entities	735
Total receivables from affiliates	889
Due to affiliates:	
Due to NAMLP	(83)
Due to other affiliates	(120)
Shared services due to NPA	(66)
Amounts payable on behalf of the 12b-1 Plan	(45)
Total due to affiliates	(312)
Net receivable from affiliates	$ 577

7. Segregated Cash

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by NAMLP. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Amounts payable on behalf of the 12b-1 Plan" on the Statement of Financial Condition. As of December 31, 2024, the Company had a segregated cash balance of zero.

8. Commitments, Guarantees and Contingent Liabilities

In the normal course of business, the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

9. **Regulatory Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2024, the Company had total net capital of approximately $2,415 which is approximately $2,275 above its minimum net capital requirement of $142 at that date.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 (the exemption provisions). Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

10. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

11. **Legal Proceedings**

The Company is not subject to any active, threatened, or pending litigation during the year ended December 31, 2024.

12. **Segment Reporting**

We have one reportable segment: Nexpoint Securities Inc. For a description of the types of products and services from which this single reportable segment derives its revenues, see Notes 1 and 2. The accounting policies of the NSI segment are the same as those described in the Summary of Significant Accounting Policies. The chief operating decision maker assesses performance for the NSI segment and decides how to allocate resources based on net capital that also is reported on the Computation of Net Capital. The measure of segment assets is reported on the Statement of Financial Condition as Total Assets. The chief operating decision maker uses net capital to manage cash and make decisions regarding employee compensation and hiring. The Company has different revenue streams, but these individual components are not regularly reviewed by the chief operating decision maker and therefore are not operating segments. Rather, the chief operating decision maker manages the business on a total basis, and therefore the Company has identified this as the one operating segment, also the reportable segment. The Company's chief operating decision maker is the President.
The significant segment expenses are computed in accordance with GAAP and are consistent with the financial information presented in the Statements of Operations.

13. **Subsequent Events**

On February 24, 2025, the Company had a buildup of excess capital, and forgave a $500 receivable from NPA for January marketing and administrative services.

The Company has performed an evaluation of subsequent events through February 28, 2025, which is the date the financial statements were issued, and has determined that there are no other material subsequent events that would require disclosure in the Company's financial statements.